Exhibit 99.1

April 15, 2019

Dear Hudbay Shareholders,

Waterton Global Resource Management, Inc. on behalf of itself and each of Waterton Mining Parallel Fund Offshore Master, LP and Waterton Precious Metals Fund II Cayman, LP (collectively, “Waterton”, “we” or “our”), owns 12.09% of the issued and outstanding common shares of Hudbay Minerals Inc. (“Hudbay” or the “Company”) (TSX: HBM) (NYSE: HBM), making us the Company’s second largest shareholder. Waterton is seeking your support to elect a minority slate of five highly-qualified and experienced independent director candidates (the “Waterton Nominees”) to the Company’s board of directors (the “Board”) at the Company’s Annual and Special Meeting of Shareholders to be held on Tuesday, May 7, 2019 at 10:00 a.m. (the “Meeting”).

The Waterton Nominees are fully independent of Waterton, have impeccable credentials and possess the relevant, diverse and global experience to help fix the broken culture of Hudbay’s current Board by providing much-needed oversight of strategy and capital allocation in order to create long-term shareholder value at the Company.

Throughout our public engagement with Hudbay, Waterton has sought to keep the campaign focused on the facts. We have not made things personal. Consistently, we have backed up our assertions with data and clearly stated our intentions – which are to drive long-term share price appreciation for all Hudbay shareholders.

In contrast, the approach taken by the Company in its recent Management Information Circular dated April 5, 2019 (the “Hudbay Circular”) clearly falls short of even the most basic standards of professionalism. Waterton is shocked and disappointed that a Chairman and Board of a ~$2 billion market capitalization company would conduct themselves in such a childish manner, including by spending shareholder money on creating such a document.

The approach taken by the Company in the Hudbay Circular confirms for us what we previously believed: adult supervision from serious professionals is required at Hudbay. Evidently, the Company is on the wrong side of the facts, and so certain factions of the Board have resorted to desperate measures, vitriol and scattershot arguments to maintain their entrenchment. We will continue to focus on the facts.

Focus on the Facts: The Coverup is Always Worse than the Crime

The manner in which Hudbay has elected to conduct itself in this proxy contest has been increasingly unprofessional and disappointing. However, there is a stark difference between running an aggressive campaign and running a deceitful one. It’s a bright line. And it’s a line that Hudbay has crossed.

The Hudbay Circular and accompanying materials were rife with misleading statements, inaccuracies and blatant mistruths. But there was one accusation made against Waterton that stood out, both for its seriousness and the fact that it was such a galling lie. On page 32 of the investor presentation Hudbay released concurrently with the Hudbay Circular, the Company argues that Waterton has had a negative impact on Hudbay’s share price. The page states that “WATERTON MADE ~60% OF ITS PURCHASES AFTER DRIVING HUDBAY’S SHARE PRICE DOWN.” Hudbay then stated that a “Bloomberg Article Seeded by Waterton” artificially manipulated Hudbay’s share price in order for Waterton to purchase shares at a discount and increase Waterton’s ownership position. The article in question was the October 4, 2018 Bloomberg article regarding Hudbay’s deal talks with Mantos Copper.

Just to summarize: Hudbay and its Board accused its second largest shareholder of market manipulation – a serious allegation against any institutional investor.

Note that in our description we used the past tense of the word “accused.” That is because at some point last week Hudbay surreptitiously updated its presentation. In the new version, the words “seeded by Waterton” have been removed from the sentence referring to the Bloomberg report. Even though this alleged action by Waterton had been positioned in the previous version as the smoking gun for the entire argument that Waterton had manipulated Hudbay’s share price, the rest of the page remains unchanged.

It is not surprising that investors would not have been aware of this highly significant alteration to Hudbay’s materials, as there was no refiling, noted correction, or any other form of disclosure around the event.

Clearly Hudbay lied. The fact that the Company and the Board then tried to sweep their baseless accusation under the rug without any public disclosure, well after virtually all its investors would have reviewed Hudbay’s proxy materials, demonstrates an utter lack of integrity or regard for honest communication with shareholders. In our view, all of Hudbay’s current directors are responsible for this error in judgement and the subsequent coverup. Waterton intends to immediately take the necessary legal steps to ensure that shareholders are given the truth.

In addition to this surreptitious conduct, Hudbay also attempted to discredit Mr. Nesbitt, Mr. Kukielski and Mr. Muñiz in their proxy materials through patently false and grossly misleading information.

Focus on the Facts: Hibben, Stowe and Gonzales are requesting to be in the Boardroom, Waterton is not

In the Hudbay Circular, the Company makes a number of irresponsible and misleading statements about Waterton’s investment track record and specific investments.  Waterton is a top performing private equity fund with an institutional, multi-disciplinary, platform and it is widely accepted in the market that we are one of the most successful investment firms in the mining sector.  To be clear, we are a private investment firm and the Company does not have visibility into our complete investment portfolio.

Hudbay seemingly spent copious amounts of time on Google gathering inaccurate, fragmented and largely irrelevant data points in an effort to mislead shareholders about our investment track record.  Hudbay conveniently forgot to mention that our return on our Hudbay investment is 61% and that ~$750 million of value has been created for our fellow shareholders. While we are proud of this performance, we would once again like to reiterate that Waterton’s track record is not relevant to this campaign.  All of the Waterton Nominees are entirely independent of Waterton and Waterton will not be in the boardroom.

Chairman Alan R. Hibben, Kenneth G. Stowe and Igor A. Gonzales, however, are requesting to be in the Boardroom and their judgement and track record is relevant.  Let’s consider each of their performance: Chairman Hibben and Mr. Stowe have served on the Board in conjunction with the current CEO, CFO and COO being in senior management roles for nearly a decade and Mr. Gonzales has done the same for more than half a decade, during which time an incredible amount of shareholder value has been destroyed. Total shareholder returns (“TSR”) relative to its peers (“Peers”)1 during the tenures of Chairman Hibben, Mr. Stowe, and Mr. Gonzales, prior to our public involvement, were -131%, -88% and -75%, respectively.  There is no hiding or explaining away this fact. For Board refreshment to be meaningful and effective, Hudbay’s nomination of three new directors out of an 11-person Board slate is not enough in light of the level of entrenchment, poor judgement and value destruction that has occurred under this Board.

Focus on the Facts: This Entrenched Board is Yet Again Ignoring the Views of Holders of Approximately 30% of Its Shares

On the morning of April 3, 2019, Waterton submitted what was its second term sheet (the “April Term Sheet”) to Chairman Hibben that set forth a settlement proposal supported by holders of approximately 30% of Hudbay’s shares. Waterton and the Company had a meeting scheduled for April 4, 2019. Our intentions were to discuss the supported settlement proposal with Chairman Hibben and director Sarah Kavanaugh at the meeting and progress negotiations on the April Term Sheet in the days following, as the Company had until mid-April to issue its circular.

1 Peers include Antofagasta, Ero Copper, First Quantum, Freeport, Lundin, Oz Minerals, Southern Copper

During this meeting, once again, we found Chairman Hibben to be dismissive. Chairman Hibben conveyed that he would discuss the proposal with the remainder of the Board and revert with feedback. We took his words at face value.

The very next day, Mr. Hibben requested a call with Waterton at 10:45 a.m. and on that call indicated that the Company would be rejecting the supported settlement. Mr. Hibben did not provide any feedback or a counter proposal. Less than two hours after the call ended, the Company issued the Hudbay Circular and other proxy-related materials.

From Waterton’s perspective, we believe the April 4 meeting was merely a charade on the part of Hudbay to create the optics of engagement. The fact that the Company had a press release, presentation, and its circular ready to go – replete with over the top attacks and false accusations against Waterton and our Waterton Nominees – in our minds demonstrates that they had no interest in a true negotiation. In fact, the Board’s bad faith approach to negotiations has been a consistent theme. In November 2018, when Waterton first engaged in settlement discussions with the Company and owned approximately 8% of the Company, Chairman Hibben offered Waterton 2 of 10 Board seats. In April 2019, despite Waterton now owning approximately 12% of the Company and having ~30% Shareholder support for a settlement proposal, Chairman Hibben offered us 2 of 11 seats, a nonsensical downgrade from his original position. Ultimately, the Board, under the leadership of Chairman Hibben, has shown itself much more adept at entrenchment maneuvers and gamesmanship than at doing what’s right for shareholders.

Focus on the Facts: Hudbay is at a Critical Inflection Point

Hudbay is at a strategic inflection point and the upcoming quarters for the Company will not be about picking low-hanging operational fruit – which is the extent of what the Company has done to date. In fact, we believe that the current Hudbay simply builds for the sake of building – without regard for the critical issue of how shareholder returns are impacted by its operational decisions. Put another way, the Company’s focus on operational issues is tantamount to seeing only the tip of the iceberg. The Board does not have the experience or the skillset needed to see the issues which constitute the rest of the iceberg below the surface – issues which could sink the Company and destroy even more shareholder value, similar to the Company nearing insolvency and almost defaulting on debt covenants in 2016 after building Constancia. And this is the fundamental difference between the “strategy” of the incumbent Board and the meaningful strategy that the Waterton Nominees would implement: the incumbent Board just takes the next operational step because it’s there, the Waterton Nominees would keenly consider long-term shareholder value before taking any step.

At this critical moment, the Company must resolve key strategic issues and make transformational decisions. These include:

•	The appropriate mix of assets from a portfolio construction perspective;
•	The future of its Manitoba Business Unit;
•	The construction of the Rosemont project which Hudbay estimates has a capex of $1.9 billion;
•	The appropriate joint venture partner and ownership structure for Rosemont;
•	The appropriate financing strategy for Rosemont; and
•	Land and community matters at Constancia.

Hudbay now requires a significant change at the Board level to ensure that once the pressure is off, the value that has been created since Waterton’s involvement continues to grow over the long-term. We believe if meaningful change is not made immediately, Hudbay will revert to its characteristic myopic short-term thinking and poor capital allocation decision-making, something it can ill afford to do at this critical moment.

The Company needs sufficient additional bench-strength in the Boardroom that will:

•	Make strategic decisions with a view toward creating long-term shareholder value;
•	Allocate capital based on predefined hurdles and as a part of a holistic strategy; and
•	End the culture of entrenchment and introduce meaningful accountability.

Lack of Strategic Thinking and Poor Capital Allocation: The Constancia Precedent

The Company’s current Board has a terrible track record when it comes to analyzing and executing on key strategic matters. Note that Constancia was built under the oversight of a significant proportion of the current Board. To this day, the Board and C-Suite repeatedly reference building Constancia as their biggest “win”. Let’s factually review what happened to this Company when Constancia was built under this Board’s oversight.

Yes, the Company built a mine. But, in the process the Board turned a company with a market capitalization of close to $2 billion into a $380 million dollar company, loaded its balance sheet with debt and took Hudbay to the brink of insolvency, as it was in jeopardy of breaching its debt covenants. As noted by sell-side analysts, “Hudbay [faced] potential debt covenant breaches”2 and they were “basically betting their market cap on one mine.” 3

After Hudbay built Constancia, the Company’s debt-to-equity ratio was approximately three times greater than its Peers.4 It was the Board’s judgement on when to build, how to finance and other key strategic factors that took Hudbay to the brink of insolvency. We now have a strikingly similar situation to that of 2012. In recent months and weeks, Hudbay has made it abundantly clear to the market that its intention is to construct Rosemont, and it has initiated preliminary construction activities. But Hudbay today is in a far worse cash and debt position relative to April 2012, with a similar market capitalization and facing a greater capex requirement.

It is time to rein in this Company’s reckless behaviour. The reality is the Company is in “build for the sake of building” mode and there’s little long-term strategic foresight dictating the decisions around Rosemont.

Lack of Strategic Thinking and Poor Capital Allocation: The Mantos Deception

On October 4, 2018, Bloomberg reported that Hudbay was in talks to buy Mantos Copper SA for ~$780 million, a project with a ~$990 million follow-on capital requirement, according to Bloomberg. Following the report, Hudbay’s share price fell 7.9% intraday. Waterton vocally opposed the acquisition because of the Company’s existing capital requirements, its then discounted valuation and its need to focus on its own operational issues. To put this into perspective, according to the Bloomberg article, Hudbay was pursuing a transaction that could have resulted in ~$4.2 billion of existing debt obligations and potential capital requirements, while the Company’s market capitalization was only $1.25 billion.

In the months following the Bloomberg article, Hudbay has been evasive with respect to its statements on Mantos and has not categorically denied that it was in the late stages of pursuing the transaction. Was it one of the last parties left in the process? Was it negotiating with the seller in late stage exclusive negotiations? Were purchase agreements going back and forth? Was the proposed purchase price ~$780 million? The Company will not say – and that is problematic in light of the alarming deterioration of Hudbay’s share price resulting from this article and the chorus of Shareholder concern about the potential acquisition.

Never mind the issue of dealing with the Company’s shareholders truthfully and transparently, the issue of whether the Company was in the late stages of a Mantos deal is critical because it goes to a key question: does this Board have the strategic judgement to create long-term shareholder value? If the Company was indeed pursuing the Mantos transaction, a deal that would have massively destroyed shareholder value, shareholders should know that before they cast their vote at the Meeting.

2 Canaccord Genuity, January 14, 2016.

3 Quote by George Topping at Stifel Nicolaus, The Globe & Mail, “HudBay bets big with Constancia project as rivals pull back,” March 7, 2013.

4 FactSet. As of December 31, 2015; debt defined as short-term debt and long-term debt; equity defined as market capitalization as of December 31, 2015.

Focus on the Facts: More Change is Needed

Hudbay is speaking out of both sides of its mouth. On the one hand it is impugning Waterton’s motives, judgment and slate of nominees, while on the other hand effectively endorsing our judgment by selecting two of our nominees to add to its slate of director candidates. As we have stated all along, A.E. Michael Anglin and David Smith would be remarkable additions to the Hudbay Boardroom.

The reality is, however, that changing over two director seats, mitigated by the expansion of the Board to 11 members and the addition of another Hudbay-selected director, does not constitute the level of change that is desperately needed. This amount of change is dangerously insufficient for three reasons: (1) the entrenchment in the Hudbay Boardroom and C-Suite goes back nearly a decade, (2) the Board would still be lacking key skills and expertise that are necessary to create long-term shareholder value, and (3) there is a systemic lack of accountability at the Board, as evidenced by, among other things, Hudbay’s 2018 Corporate Scorecard where the Board awarded management a score of 93.5/100 despite Shareholders having lost 42% on their investment.

Waterton believes that substantial changes must still be made to the Hudbay Board to give shareholders the comfort that the change and proper oversight needed at Hudbay can be effective. That is why we continue to advocate for the election of three additional director nominees, beyond Mr. Anglin and Mr. Smith. We believe that the addition – in total – of five of our nominees will effect a marked change in the dynamics in the Boardroom at the Company and help drive improvements in strategy and to end the current culture of entrenchment. By refreshing the Board with five Waterton Nominees, we believe the Company will have the necessary strategic oversight, capital allocation discipline, accountability to hold management to account and, importantly, institutional-grade professionalism. In these specific circumstances, we are willing to provide the current CEO with a full and fair opportunity to demonstrate his capabilities. We also note that five directors would constitute a minority of what will be an 11-member Board. To be clear, we are no longer asking for control of the Board.

Hudbay’s shareholders should not be deprived of this unique opportunity to materially upgrade its Boardroom with institutional-grade talent. In addition to our nominees A.E. Michael Anglin and David Smith who have been included on Hudbay’s Board slate, our nominees Richard Nesbitt, Peter Kukielski and Daniel Muñiz Quintanilla, on objective measure of merit and experience, are just that – a material upgrade. Why shouldn’t our Company have the best of the best in the Boardroom, particularly now that each of these professionals are ready and willing to engage?

Waterton’s Highly-Qualified, Independent Nominees – Upgraded and Needed Oversight

The Waterton Nominees have the required skills, fresh perspectives, and expertise the Company’s Board and management team sorely need. As highlighted below, each Waterton Nominee fulfills the immediate experience sorely needed at the current, flawed and entrenched Board. The Waterton Nominees’ backgrounds and credentials can be found in Waterton’s information circular accompanying this letter under “Matters to be Acted Upon at the Meeting – Waterton Nominee Profiles” and on our website at www.NewHudbay.com.

Director	Proposed Role	Expertise Requirement
A.E. Michael Anglin	Independent Director	✓ Construction & Operation of Large-Scale Copper Projects
Peter Kukielski	Independent Director	✓ Proven Leadership & Relevant Track Record with Strategic Partnerships
Richard Nesbitt	Independent Director	✓ Corporate Governance & Accountability
Daniel Muñiz Quintanilla	Independent Director	✓ Board & C-Suite Experience at South America’s largest mining projects
David Smith	Independent Director	✓ Capital Allocation & Project Finance Expertise

The Waterton Nominees not only have the experience to move Hudbay forward, they also have a strategy to deliver long-term shareholder value. If elected, the Waterton Nominees are in a position to help execute this strategy starting immediately after the Meeting, including:

•	Accountability: Ensure management is held to account and fully aligned with shareholders.
•	Corporate Governance: Implement best governance standards and practices based on a culture of transparency and professionalism.
•	Portfolio Optimization: Require a holistic portfolio review and a strategic optimization plan for the assets to maximize long-term shareholder value.
•	Capital Allocation & Balance Sheet: Demand a comprehensive capital allocation strategy with a focus on return on invested capital.
•	Performance: Ensure management delivers on transparent and value accretive performance objectives.

A Simple Choice:

We believe that stacking up the experience and expertise of the Waterton Nominees against those of Hudbay’s incumbent directors paints an incredibly clear picture. Hudbay can grasp at straws all it wants to try to portray its directors as experienced leaders, but shareholders will not be fooled. The bottom line is that incumbent directors Alan R. Hibben, Kenneth G. Stowe and Igor A. Gonzales, have had their chance to exercise responsible oversight of Hudbay’s governance and strategy – and they have not been effective in doing so. In contrast, our Waterton Nominees are better positioned on every count to push for the change that is desperately needed at the Company. We believe that shareholders should not be deprived of this rare opportunity to have Board members with such impressive and relevant experience and expertise.

The facts speak for themselves:

Waterton Nominees	Hudbay Nominees

Richard Nesbitt

Seasoned Leader

✓  Has led some of Canada’s largest and most important institutions and has executed some of the country’s most seminal corporate transactions

✓   Track record of creating immense shareholder value, as demonstrated by his 487% TSR as President, CEO and board member of the TSX Group and his 122% TSR as COO of CIBC, and Chairman and CEO of CIBC World Markets

✓   During Mr. Nesbitt’s tenure as COO of CIBC and Chairman and CEO of CIBC World Markets, CIBC’s share price increased from $67 to $107, and the market capitalization increased by $12 billion

✓   Other leadership roles include President and CEO of HSBC Securities (Canada) Inc. and President and CEO of the Global Risk Institute

Alan Hibben

✗   Track record of destroying shareholder value, as demonstrated by the abysmal TSRs at the majority of companies he’s served on the board of, including Pinetree Capital -50%, DHX Media -53%, Discovery Air -81%, Peace Arch -92% and Home Capital 169%

✗   Since 2009, he has collected approximately C$2 million in compensation at Hudbay for his service on the Board, despite the Company’s TSR of -131% relative to its Peers

✗   Primary board experience is serving on micro-cap and small-cap company boards

✗   Hudbay is the largest company board that Mr. Hibben has served on in his entire public company boardroom career, approximately seven times larger than the average company size in Mr. Hibben’s board history

✗   Has not held a C-Suite role in a publicly traded company

Peter Kukielski

Superior Mining Experience

✓   Track record of creating immense shareholder value, as demonstrated by his 25% TSR while a board member of South32 (a ~$10 billion market capitalization mining company) and his 93% TSR at Nevsun (a diversified mid-tier mining company as at the end of his tenure) as the CEO and executive board member

✓   30+ years of extensive global experience within the base metals, precious metals and bulk materials sectors

✓   Oversaw global operations for companies such as BHP Billiton, Teck Resources, ArcelorMittal, Falconbridge

✓   Named CEO of the Year at Mines and Money in 2018

✓   As CEO of ArcelorMittal’s mining division, grew that business unit so much that it began being reported separately and came to represent ~30% of the company’s EBITDA

Kenneth Stowe

✗    Track record of destroying shareholder value at the companies where he served as an independent board member, including Klondex -55%, Fire River -60%, Zenyatta Ventures-61%, Alamos -63% and Centenario -78%

✗    Has gained the majority of his boardroom experience serving on small-cap and micro-cap mining company boards

✗    Has not held a C-Suite position in a major mining company

✗    As a result of his limited experience serving on the Board of or holding C-Suite positions at major mining companies, Mr. Stowe brings a small company mentality to the Hudbay Boardroom

Daniel Muñiz Quintanilla

Superior South American Experience

✓    Has a track record of creating immense long-term shareholder value, as demonstrated by his 376% TSR at Grupo Mexico (serving as CFO and executive board member for ten years) and his 86% TSR at Southern Copper (serving as Executive Vice President and executive board member for ten years). Southern Copper’s operations are significantly more complex, and its market cap (~$32 billion) is significantly larger (>15x larger), than Hudbay’s

✓    Was critical in establishing a capital allocation and execution strategy to increase production at Southern Copper and Grupo Mexico by 81% and 86%, respectively, and increasing the market capitalization by $3.3 billion and $11.0 billion, respectively

✓   Great addition to the Hudbay Board, bringing to bear his executive experience in South America, prudent approach to capital allocation, his focus on profitability and his knowledge and track-record of community engagement in Peru

Igor Gonzales

✗    As CEO of Sierra Metals, a base metals company operating in South America, he is extremely distracted by the following factors: (i) Sierra Metals is undergoing an expansion at all three of its core operating mines in 2019, (ii) Sierra Metals’ silver operation is projected to operate at a loss in 2019, (iii) as of December 31, 2018, Sierra Metals had a negative working capital balance, and (iv) Sierra Metals has significantly underperformed its peers year-to-date

✗    As CEO of Sierra Metals, Mr. Gonzales is subject to potential commercial conflicts, requiring recusal, further limiting his utility on the Board

✗    By his own admission, he was a key leader at Pascua-Lama, on which Barrick took a $5.1 billion write down which will go down in the mining sector as being one of the worst examples of capital allocation, having capex estimates increase from $1.2 billion to ~$8.5 billion

We Need Your Support

We encourage our fellow shareholders to consider the facts and remember Hudbay’s consistent poor performance, ongoing flawed strategy, damaged credibility and entrenched culture. The Waterton Nominees are ready and willing to help create new Hudbay with a defined strategy and a focus on creating long-term shareholder value. Please read Waterton’s information circular accompanying this letter and review the additional shareholder materials available, including the comprehensive investor presentation titled “Rebuilding Hudbay & Maximizing Shareholder Value” setting out a detailed path forward for Hudbay to recognize its potential and unlock shareholder value at www.NewHudbay.com.

Your vote is critical to initiate much-needed change at the Board and management level at Hudbay and we encourage you to vote for the Waterton Nominees on the BLUE form of proxy and/or BLUE voting instruction form by 5:00 p.m. (Eastern time) on Thursday, May 2, 2019. Shareholders willing to express their support for the Waterton Nominees may contact Kingsdale Advisors, our strategic shareholder advisor and proxy solicitation agent, at 1-888-518-1563 toll-free in North America, or at 416-867-2272 outside of North America (collect calls accepted), or by email at contactus@kingsdaleadvisors.com.

Sincerely,

Isser Elishis

Chief Investment Officer